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                                                                    NEWS RELEASE
[LOGO: UNO PIZZERIA]

       Uno Restaurant Corporation, 100 Charles Park Road, West Roxbury, MA 02132
       617-323-9200                                            FAX: 617-325-6744

              UNO RESTAURANT CORPORATION REPORTS PRELIMINARY FOURTH
               QUARTER AND FULL YEAR RESULTS FOR FISCAL YEAR 1998

Boston, Massachusetts, October 12, 1998-Uno Restaurant Corporation (NYSE:UNO), (the "Company") announced today its preliminary fiscal year 1998 fourth quarter and full year financial results which are subject to completion of its annual audit. Net income for the fiscal year ended September 27, 1998 was $5,387,000, or $.49 per share, compared to net income of $2,673,000, or $.22 per share, for fiscal year 1997. The results for fiscal year 1998 include a charge net of taxes of $636,000 or $.06 per share for the cumulative effect of a change in accounting in conjunction with the Company's adoption of SOP 98-5 "Reporting the Costs of Start-Up Activities" which requires that pre-opening costs be expensed as incurred. Results for fiscal year 1997, include special charges, principally FAS 121 charges, of $2,640,000 on an after-tax basis, or $.22 per share. Revenue for fiscal 1998 increased 7.4% to $191 million from $178 million in fiscal 1997 as comparable store sales improved by 1.3% and average weekly sales grew by 2%.

Net income for the fourth quarter of fiscal 1998 was $2,194,000, or $.20 per share, compared to net income of $1,836,000, or $.16 per share for fiscal 1997. Revenue for the fourth quarter of fiscal 1998 increased 6.1% to $50.7 million from $47.8 million for the same period last year. The Company expects to announce final audited results during the first week of November.

Uno Restaurant Corporation currently operates 94 "Pizzeria Uno...Chicago Bar & Grill" casual dining, full-service restaurants primarily from New England to Virginia, as well as Florida, Chicago and Denver, and franchises 63 units in 19 states, the District of Columbia, Puerto Rico and Seoul, Korea. The Company also operates a consumer foods division, which supplies American Airlines, movie theaters, hotel restaurants and supermarkets in the Northeast with both frozen and refrigerated Pizzeria Uno brand products, as well as certain private label products.

Forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties which could cause actual results to differ from those projected, including without limitation, the results of the Company's audit, the Company's ability to open new restaurants and operate new and existing restaurants profitably, changes in local, regional, national and international economic conditions, especially economic conditions in the area in which the Company's restaurants are concentrated, increasingly intense competition in the casual-dining segment of the restaurants industry, increases in food, labor, employee benefits and similar costs, and other risks detailed from time to time in the Company's periodic reports filed with the Securities and Exchange Commission.

CONTACT: Bob Vincent, Chief Financial Officer (617) 323-9200 (ext. 215)